 HORIZON LAW GROUP LLP

    1920 Main Street Ste. 210
    Irvine, CA 92614
                                                                  tffrench@horizonlawgroup.com

October 18, 2006

VIA EDGAR AND FAX

Stephen G. Kirkorian
Branch Chief - Accounting
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   FreeStar Technology Corporation

Form 10-KSB for June 30, 2005, as amended
Forms 10-QSB for the fiscal quarters ended September 30, 2005,
December 31, 2005 and March 31, 2006, as amended
File No. 0-28749

Dear Mr. Kirkorian:

We are legal counsel to FreeStar Technology Corporation. This letter is a follow-up to your letter of October 3, 2006, which contained two comments regarding the above-referenced filings. Each of your comments is repeated below, and the Company’s response follows each comment.

Consolidated Statement of Operations

1.     COMMENT: We note that you restated your financial statements for the fiscal year ended June 30, 2005 and for the quarterly periods ended September 30, 2005, December 31, 2005 and March 31, 2006. You are advised that amounts that have been restated should be identified as such on the face of the financial statements and be accompanied by disclosures in the footnotes to the financial statements. In addition, tell us why the report of Russell Bedford Stefanou Mirchandani LLP contained in the Form 10-K/A filed on July 2 1, 2006 was not modified in any way to reflect the restatement of the audited financial statements and how you considered whether a reporting obligation under Item 4.02 of Form 8-K was triggered by your restatements.

RESPONSE: Upon receiving your original comments, the Company carefully reviewed them with its auditors to ensure a prompt and thorough response. After reviewing this issue and consulting further with our auditors, we agreed that software amortization should be moved to cost of goods sold. As part of the Company’s commitment to implementing best practices and procedures, the Company filed amended reports to restate the financials, but initially believed that an 8-K filing may not be required under the circumstances. Upon further review and consideration, the Company has taken note of the Commission’s strong desire to have restatements further disclosed through a Form 8-K filing under Item 4.02. In light of this, the Company has determined that it will make a Form 8-K filing, as well as file additional amendments to the reports noted above, consistent with your comments. Thus, please note that the Company plans to file an 8-K as soon as practicable and then file the amended reports within 10 business days of this letter. The amended reports will contain financials that note on their face that they are restated and contain footnotes regarding the restatement as well. Of course, we rely upon Russell Bedford Stefanou Mirchandani LLP to deliver the appropriate audit report from their firm under such circumstances, and anticipate that their report will be appropriately modified with the amended Form 10-K filing.

Controls and Procedures.

2.     COMMENT. We note that within the amended reports filed on July 21, 2006, your state that your "principal executive/financial officer concluded that your disclosure controls and procedures were effective." Explain how it is that your certifying officers were able to determine that disclosure controls and procedures were effective for each of these periods in light of the subsequent restatement of your financial statements.

RESPONSE. As part of the amended reports to be filed, the Company will revise this disclosure to indicate that the controls and procedures were not effective for the above-referenced reports in light of the restatement. In addition, as part of its ongoing commitment to its reporting obligations and periodic review of its controls and procedures, the Company has reviewed the failure to properly classify software amortization costs with its internal personnel and outside auditors. Please note that since the filing of the above-referenced reports, the Company has hired an internal Controller to further improve its reporting process and procedures. The Controller has been tasked with coordinating with the Company’s outside auditors and ensuring that items included in cost of good sold complies with GAAP. Due to these efforts, we note that the Company timely filed its 10-K for the fiscal year ended June 30, 2006 and corrected the classification error related to software amortization expense.

If you have questions or require any additional information or documents, please do not hesitate to contact the undersigned at (949) 261-2500.

Sincerely,

                             /s/ Thomas M. Ffrench
Thomas M. Ffrench

cc: Ciaran Egan, FreeStar Technology Corporation